Filed pursuant to 424(b)(3)

Registration No. 333-184126

INDUSTRIAL PROPERTY TRUST INC.

SUPPLEMENT NO. 5 DATED AUGUST 14, 2015

TO THE PROSPECTUS DATED APRIL 28, 2015

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Property Trust Inc., dated April 28, 2015 (the “Prospectus”), as supplemented by Supplement No. 1, dated May 27, 2015, Supplement No. 2, dated June 10, 2015, Supplement No. 3, dated July 6, 2015 and Supplement No. 4, dated July 24, 2015. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is as follows:

A.	To provide an update regarding the addition of a new share class;

B.	To provide an update regarding the price at which we will issue shares in this offering;

C.	To provide an update regarding the price at which stockholders may purchase additional shares of our common stock in this offering pursuant to our distribution reinvestment plan;

D.	To provide information regarding an amendment to our share redemption program in connection with the reclassification of our common stock into Class A and Class T shares;

E.	To update disclosure in the sections of the Prospectus titled “Prospectus Summary – Compensation to the Advisor and its Affiliates,” Prospectus Summary – The Advisor,” “The Advisor and the Advisory Agreement” and “Management Compensation”;

F.	To provide information regarding the distribution rate for Class T shares and an increase in distribution rate on Class A shares; and

G.	To update disclosure in the sections of the Prospectus titled “Prospectus Summary – Compensation to the Advisor and its Affiliates – Expense Support Agreement” and “Management Compensation.”

A. Reclassification of Shares

Effective as of August 13, 2015, our board of directors determined to reclassify our common stock into Class A shares and Class T shares. We intend to file a post-effective amendment to our registration statement on August 14, 2015 in order to offer both classes of shares of our common stock as part of this offering. Until the post-effective amendment to our registration statement is declared effective, which we anticipate will occur on or around August 19, 2015, we will not be offering Class T shares of our common stock. The Class T shares will be offered at a different price, as described below, and will be subject to different fees and expenses than the shares of our common stock currently being offered. Such differences include, but are not limited to, lower up-front commissions and fees and ongoing fees paid after the time of the initial investment.

B. Determination of Offering Price per Class A Share and per Class T Share

Based on the recommendation from the Valuation Committee as described below, on August 13, 2015, our board of directors unanimously approved an estimated net asset value, or “NAV,” of our common stock of $9.24 per share based on the number of shares issued and outstanding as of June 30, 2015. Also on August 13, 2015, as described below, our board of directors unanimously approved the new offering price of $10.4407 per Class A share of our common stock and the initial offering price of $9.8298 per Class T share of our common stock. The estimated NAV per share was determined in accordance with our valuation policy, utilizing guidelines established by Investment Program Association Practice Guideline 2013-01 – “Valuation of Publicly Registered, Non-Listed REITs” issued April 29, 2013. It is currently anticipated that the estimated NAV per share will next be determined and disclosed no later than November 2016. Set forth below is a summary of the methodology used by our board of directors in determining the offering price of $10.4407 per Class A share and $9.8298 per Class T share.

Estimated Net Asset Value Per Share

Process

A Valuation Committee comprised of our independent directors was formed in order to: (i) approve the engagement of a third party valuation firm to assist in the valuation of our assets and liabilities; (ii) oversee the valuation process and methodologies used to determine the estimated NAV per share; (iii) review the reasonableness of the estimated NAV per share; and (iv) recommend the final proposed estimated NAV per share to our board of directors. The Valuation Committee approved the engagement of Duff & Phelps, LLC, or “Duff & Phelps,” an independent global valuation advisory and corporate finance consulting firm that specializes in providing real estate valuation services, to provide third party appraisals for each of our real estate properties and a calculation of the range in estimated NAV per share of our common stock as of June 30, 2015. Duff & Phelps’ scope of work was conducted in conformity with the requirements of the Code of Professional Ethics and Standards of Professional Practice of the Appraisal Institute and each of the appraisals was prepared by Duff & Phelps personnel who are members of the Appraisal Institute and have the Member of Appraisal Institute (“MAI”) designation. Other than its engagement as described herein, Duff & Phelps does not have any direct interests in any transaction with us.

From the start of its engagement through the issuance of its valuation report as of August 12, 2015, or the “Valuation Report,” Duff & Phelps held discussions with our management, and conducted such appraisals, investigations, research, review and analyses as it deemed necessary. The Valuation Committee, upon its receipt and review of the Valuation Report, concluded that the range of between $8.95 and $9.52 per share for our estimated NAV as determined in the Valuation Report was reasonable, and recommended to our board of directors that it adopt $9.24 per share as the estimated NAV of our common stock, which value falls within the range determined by Duff & Phelps in its Valuation Report. At a special meeting of the board of directors held on August 13, 2015, our board of directors accepted the recommendation of the Valuation Committee and approved $9.24 per share as the estimated NAV per share of our common stock as of June 30, 2015, and determined the new Class A Offering Price of $10.4407 per share and the initial Class T Offering Price of $9.8298 per share.

Methodology

In preparing its Valuation Report, Duff & Phelps, among other things:

•	reviewed property level financial and operating information, requested from, or provided by, us;

•	reviewed and discussed with our senior management the historical and anticipated future financial performance of our properties, including projections prepared by us;

•	conducted MAI appraisals which contained analyses on each of our real property assets and performed analyses and studies for each property;

•	researched each market by means of publications and other resources, including local Duff & Phelps market experts, to measure current market conditions, comparable property and lease data, supply and demand factors, growth patterns, and their effect on the subject properties;

•	reviewed primary terms for each of our mortgage and credit facility liabilities;

•	reviewed calculations related to value allocations to joint venture interests;

•	reviewed estimated incentive fee adjustments;

•	reviewed fully diluted common stock calculations;

•	performed physical inspections of approximately 40% of our properties based on total square footage; and

•	performed such other analyses and studies and considered such other factors as Duff & Phelps considered appropriate.

As of June 30, 2015, we owned and managed, either directly or through our 51% ownership interest in a joint venture partnership, a real estate portfolio, excluding undeveloped land, that included 68 properties and two properties under contract with respect to which the due diligence period had expired and our deposit was no longer refundable, or the “Operating Properties Under Contract.” In aggregate, these 70 industrial properties comprised approximately 9.6 million square feet located in 14 markets throughout the U.S., with 146 customers, and was 83.8% occupied (85.5% leased) with a weighted-average remaining lease term

(based on square feet) of 5.0 years. Approximately 2.5 million square feet of the approximate 9.6 million square feet was owned through our 51% ownership interest in a joint venture partnership. The occupied rate reflects the square footage with a paying customer in place. The leased rate includes the occupied square footage and additional square footage with leases in place that have not yet commenced. As of this date, inclusive of the properties under contract described above:

•	57 industrial buildings totaling approximately 7.5 million square feet comprised our operating portfolio, including stabilized properties, which was 98.0% occupied (98.5% leased).

•	13 industrial buildings totaling approximately 2.1 million square feet comprised our development and value-add portfolio, which includes buildings acquired with the intention to reposition or redevelop, or buildings recently completed which have not yet reached stabilization. We generally consider a building to be stabilized on the earlier to occur of the first anniversary of a building’s shell completion date or achieving 90% occupancy.

In addition, as of June 30, 2015, we owned and managed, either directly or through our 51% ownership interest in a joint venture partnership, two undeveloped land assets totaling approximately 17.0 acres and had two undeveloped land assets totaling approximately 72.0 acres under contract with respect to which the due diligence period had expired and our deposit was no longer refundable, or the “Undeveloped Land Assets Under Contract.”

As a result, for purposes of the Valuation Report, our real estate properties were classified into three categories: operating properties, value-add properties and undeveloped land. Our board of directors considered the following valuation methodologies with respect to each category which were applied by Duff & Phelps and are summarized in its Valuation Report.

Valuation of Operating and Value-Add Properties

Duff & Phelps provided appraised values of all of our real estate properties owned and managed as of June 30, 2015, as well as of the two Operating Properties Under Contract as of June 30, 2015, using the income capitalization approach and more specifically utilizing discounted cash flow analyses as the primary methodology. The sales comparison approach was applied as a secondary methodology.

The income capitalization approach is a valuation technique that provides an estimation of the value of an asset based on market expectations about the cash flows that an asset would generate over its remaining useful life. The income capitalization approach begins with an estimation of the annual cash flows a market participant would expect the subject asset to generate over a discrete projection period. The estimated cash flows for each of the years in the discrete projection period are then converted to their present value equivalent using a market-oriented discount rate appropriate for the risk of achieving the projected cash flows. The present value of the estimated cash flows are then added to the present value equivalent of the residual value of the asset which is calculated based upon applying a terminal capitalization rate to the projected net operating income of the property at the end of the discrete projection period to arrive at an estimate of value.

The sales comparison approach is a valuation technique that provides an estimation of value based on market prices in actual transactions and asking prices for assets. The valuation process is a comparison and correlation between the subject asset and other similar assets. Considerations such as time and condition of sale and terms of agreements are analyzed for comparable assets and are adjusted to arrive at an estimation of the fair value of the subject asset.

The following summarizes the range of terminal capitalization rates and discount rates used to arrive at the estimated market values of our operating and value-add properties:

	Range of Rates	Weighted- Average Rate
Exit capitalization rate	5.00% to 7.75%	6.27%
Discount rate	5.75% to 8.50%	7.03%

Valuation of Undeveloped Land

As of June 30, 2015, we owned and managed, either directly or through our 51% ownership interest in a joint venture partnership, two undeveloped land assets and had two Undeveloped Land Assets Under Contract, which were valued using the sales comparison approach described above.

Valuation of Cash, Other Assets and Other Liabilities

The fair value of cash and certain other tangible assets and liabilities, estimated as of June 30, 2015, approximated carrying or book value due to the liquid nature of such assets and the short term nature of such liabilities.

Valuation of Debt Obligations

As of June 30, 2015, our debt consisted of floating rate mortgage debt incurred through our 51% ownership interest in a joint venture partnership as well as corporate debt, and we did not have any fixed rate mortgage debt. Floating rate mortgage and corporate debt is reflected in the determination of estimated NAV based on U.S. generally accepted accounting principles, or “GAAP,” book or carrying value, given that such debt can be prepaid by us and is not subject to significant prepayment penalties.

Other Valuation Adjustments

Incentive Fee Adjustments

Reviewed whether liabilities should be adjusted for estimated incentive payment amounts payable to the sponsor as the holder of special units in Industrial Property Operating Partnership LP equal to 15% of all distributions of net sales proceeds after our stockholders have received, in the aggregate, cumulative distributions from all sources equal to their capital contributions plus a 6.5% cumulative, non-compounded annual pre-tax rate return thereon. Based on associated return thresholds, no adjustments were made assuming a hypothetical liquidation of us as of June 30, 2015, net of estimated costs, expenses, and other fees related to such hypothetical liquidation.

Estimated NAV Methodology and Considerations

The estimated NAV methodology determines our value by estimating the current market value of our assets, including the value of our real estate assets based on third-party appraisals, and subtracting the market value of our liabilities, each as described above. In addition, the estimated NAV methodology includes our pro rata share of those assets and liabilities that we own or have incurred through our 51% interest in a joint venture partnership. The resulting amount, which is the estimated NAV of the portfolio as of June 30, 2015, was divided by 50,842,855, the number of shares of our common stock outstanding on that date to determine the estimated NAV per share.

Exclusions from Estimated NAV

The estimated NAV per share approved by the Valuation Committee and our board of directors does not take into consideration certain factors including those described below, which could result in a premium or discount to NAV when determining a hypothetical enterprise value:

•	the size of our portfolio, as some buyers may pay more for the aggregation and management of a large portfolio compared to prices for individual properties;

•	the characteristics of our working capital, capital structure and other financial considerations for which some buyers may ascribe different values based on term, synergies, cost savings or other attributes;

•	certain third party transaction expenses that could be necessary to realize the enterprise value;

•	estimated disposition fees payable upon liquidation of us;

•	services being provided by personnel of our advisor under the advisory agreement and our potential ability to secure the services of a management team on a long-term basis; or

•	our shares could trade at a premium or discount to NAV if we were to list our shares of common stock on a national securities exchange.

Estimated Net Asset Value

The table below sets forth the material items included in the calculation of our estimated NAV per share:

	Estimated NAV As of June 30, 2015
	In Thousands	Per Share
Net real estate values	$693,726	$13.64
Cash, other assets and other liabilities	7,866	0.15
Debt obligations	(231,842)	(4.56)
Incentive fee adjustments	—	—

Estimated net asset value	$469,750	$9.24

Shares of common stock outstanding	50,843

The original gross purchase price of our real properties, including our pro rata portion of the purchase price with respect to our investments in unconsolidated affiliates, in the aggregate, including post-acquisition capital investments, was approximately $647.5 million.

Sensitivity Analysis

While our board of directors believes that the assumptions used in determining the appraised values of our real properties are reasonable, certain changes in these assumptions could impact the calculation of such values.

The table below illustrates the impact on the estimated NAV and the estimated NAV per share if, for example, the exit capitalization rates or discount rates were adjusted by 25 basis points, assuming all other factors remain unchanged, with respect to our real properties.

	Increase (Decrease) to the Estimated NAV due to:
	Decrease of 25 basis points (In Thousands)	Decrease of 25 basis points (Per Share)	Increase of 25 basis points (In Thousands)	Increase of 25 basis points (Per Share)
Exit capitalization rates	$18,046	$0.35	$(17,407)	$(0.34)
Discount rates	$14,136	$0.28	$(14,532)	$(0.29)

Offering Price per Class A Share and per Class T Share

In connection with the determination of the estimated NAV per share of our common stock, our board of directors also determined new per share offering prices for the two classes of our common stock. The new offering price of the Class A shares is $10.4407 per share and the offering price for the Class T shares is $9.8298 per share. The new offering price for the Class A shares will take effect on August 15, 2015 and the initial offering price of the Class T shares will take effect when the post-effective amendment to our registration statement described above is brought effective by the Securities and Exchange Commission, which we expect will be on or around August 19, 2015. Accordingly, subscription documents for Class A shares dated after August 14, 2015 will be purchased at the new offering price of $10.4407. Our board of directors arbitrarily determined the new offering price per share of each class of our common stock by taking the $9.24 estimated NAV per share and adding the per share up-front sales commissions, dealer manager fees and organization and offering expenses to be paid with respect to Class A shares and Class T shares, respectively, such that after the payment of such commissions, fees and expenses, the net proceeds to us will be the same for both Class A shares and Class T shares. Accordingly, as of August 15, 2015, the offering prices with respect to Class A shares and Class T shares are, respectively, 13.0% and 6.4% higher than the estimated NAV per each share of stock. The differences between our offering prices and actual value per share will fluctuate depending on the actual value of our assets per share at any given point in time.

Limitations of Estimated NAV Per Share and Offering Prices Per Share

The estimated NAV per share determined by our board of directors and the offering prices per share described above do not represent the fair value of our assets less liabilities in accordance with GAAP, and such estimated NAV per share and offering prices per share are not a representation, warranty or guarantee that: (i) a stockholder would be able to realize the estimated NAV per share or the respective offering price per share if such stockholder attempts to sell his or her shares; (ii) a stockholder would ultimately realize distributions per share equal to the estimated NAV per share or the respective offering price per share upon our liquidation or sale; (iii) shares of our common stock would trade at the estimated NAV per share or the respective offering price per share on a national securities exchange; (iv) a third party would offer the estimated NAV per share or the respective offering price per share in an arm’s-length transaction to purchase all or substantially all of our shares of common stock; or (v) the methodologies used to determine the estimated NAV per share would be acceptable to the Financial Industry Regulatory Authority. In addition, we can make no claim as to whether the estimated NAV per share will or will not satisfy the applicable annual valuation requirements under the Employee Retirement Income Security Act of 1974, as amended, or “ERISA,” and the Internal Revenue Code of 1986, as amended, or the “Code,” with respect to employee benefit plans subject to ERISA and other retirement plans or accounts subject to Section 4975 of the Code that are investing in shares of our common stock.

Further, the estimated NAV per share and the offering prices per share were calculated as of a moment in time, and the value of our common shares will fluctuate over time as a result of, among other things, developments related to individual assets, acquisitions of additional assets, the sale of additional shares of our common stock, changes in the real estate and capital markets, sales of assets and payment of disposition fees and expenses in connection therewith, the distribution of sales proceeds to our stockholders and changes in corporate policies such as our distribution level relative to earnings. As a result, stockholders should not rely on the estimated NAV per share or the respective offering price per share as being an accurate measure of the then-current value of shares of our common stock in making a decision to buy or sell shares of our common stock, including whether to reinvest distributions by participating in our distribution reinvestment plan and whether to request redemption under our share redemption program. Notwithstanding, we are not obligated to redeem shares of our common stock under our share redemption program. Our board of directors may, in its sole discretion, amend, suspend, or terminate the share redemption program at any time if it determines that the funds available to fund the share redemption program are needed for other business or operational purposes or that amendment, suspension, or termination of the share redemption program is in the best interest of our stockholders.

C. Distribution Reinvestment Plan

In connection with the reclassification of shares of our common stock as Class A shares and Class T shares, we amended our distribution reinvestment plan in order to provide holders of both Class A shares and Class T shares with the ability to have cash distributions attributable to the class of shares they own automatically reinvested in additional shares of the same class. We also amended the price at which additional shares of the same class may be purchased pursuant to our distribution reinvestment plan to a price equal to $9.9187 per Class A share and $9.8298 per Class T share. The amendments are reflected in the Second Amended and Restated Distribution Reinvestment Plan, or the “Amended DRP,” which will take effect on September 15, 2015. Accordingly, beginning with distributions declared for the third quarter of 2015, which are expected to be paid on or before October 15, 2015, participants in our distribution reinvestment plan will acquire shares at a price equal to $9.9187 per Class A share and $9.8298 per Class T share. As of August 15, 2015, the price paid under our distribution reinvestment plan will be 7.3% and 6.4% higher than the estimated NAV per share of our common stock for Class A shares and Class T shares, respectively. Consequently, participants in our distribution reinvestment plan will pay more for their shares than the estimated NAV per share of our common stock.

D. Share Redemption Program

We also amended our share redemption program in connection with the reclassification of our common stock into Class A shares and Class T shares. The amended and restated share redemption program, or the “Amended SRP,” which will also take effect on September 15, 2015, provides eligible stockholders with limited, interim liquidity by enabling them to present for redemption all or a portion of their shares of our Class A shares or Class T shares. Stockholders may redeem shares under the Amended SRP at a price currently equal to or at a discount from the initial purchase price such stockholder paid for the shares being redeemed and the amount of the discount will vary based upon the length of time that such stockholder held the shares subject to redemption, as described in the following table:

Share Purchase Anniversary	Redemption Price as a Percentage of Purchase Price
Less than one year	No Redemption Allowed
One year	92.5%
Two years	95.0%
Three years	97.5%
Four years and longer	100.0%

Our board of directors, in its sole discretion, may determine at any time to modify the Amended SRP to redeem shares at a price that is higher or lower than the price paid for the shares by the redeeming stockholder. In addition, there are limitations on stockholders’ ability to have their shares of our common stock redeemed pursuant to the Amended SRP, which are described in more detail in the Amended SRP filed with the SEC in a Current Report on 8-K on August 14, 2015. For a stockholder’s shares to be eligible for redemption in a given quarter, we must receive a written notice from the stockholder or from an authorized representative of the stockholder in good order and on a form approved by us at least fifteen days before the end of the applicable quarter, or by September 15, 2015 in the case of the next anticipated redemption date. As noted above, our board of directors may determine to amend, suspend or terminate the Amended SRP in its sole discretion; provided, that, if our board of directors determines to materially amend, suspend or terminate the Amended SRP, we will provide stockholders with 30 days’ prior notice. Any notice of the material amendment, suspension or termination of the Amended SRP will be provided by us in a Current Report on Form 8-K filed with the SEC.

The prices per share of each respective class of shares offered pursuant to the Amended DRP and the redemption price per share that a stockholder receives under the Amended SRP do not represent the fair value of our assets less liabilities in accordance with GAAP, and such prices per share are not a representation, warranty or guarantee that: (i) a stockholder would be able to realize the respective price per share if such stockholder attempts to sell his or her shares; (ii) a stockholder would ultimately realize distributions per share equal to the respective per share upon our liquidation or sale; (iii) shares of our common stock would trade at the respective price per share on a national securities exchange; or (iv) a third party would offer the respective price per share in an arm’s-length transaction to purchase all or substantially all of our shares of common stock. Based on the estimated NAV per share of our common stock effective on August 13, 2015, we will be repurchasing shares of our common stock above the estimated NAV and, accordingly, these repurchases will be dilutive to our remaining stockholders.

E. Advisory Agreement

We, the Operating Partnership, and the Advisor entered into a Third Amended and Restated Advisory Agreement, dated as of August 14, 2015, which we refer to herein as the “Advisory Agreement.” The Advisory Agreement was amended and restated in order to reflect certain changes in the amount of acquisition fees and disposition fees payable to the Advisor. Set forth below are updates to disclosure in the Prospectus concerning the Advisory Agreement.

1. The description set forth below supersedes and replaces the description of acquisition fees payable to the Advisor under the heading “Acquisition Fees – The Advisor – Acquisition of Real Properties” and “Asset Management Fees – the Advisor” in the sections titled “Prospectus Summary – Compensation to the Advisor and its Affiliates” and “Management Compensation” on pages 6-8 and 118-122, respectively, of the Prospectus.

Acquisition of Real Properties

Acquisition fees are payable to the Advisor in connection with the acquisition of real property, and will vary depending on whether the Advisor provides development services or development oversight services, each as described below, in connection with the acquisition (including, but not limited to, forward commitment acquisitions) or stabilization (including, but not limited to, development and value add transactions) of such real property, or both. We refer to such properties for which the Advisor provides development services or development oversight services as development real properties. For each real property acquired for which the Advisor does not provide development services or development oversight services, the acquisition fee is an amount equal to 2.0% of the total purchase price of the properties acquired (or our proportional interest therein), including in all instances real property held in joint ventures or co-ownership arrangements. In connection with providing services related to the development, construction, improvement or stabilization, including tenant improvements, of development real properties, which we refer to collectively as development services, or overseeing the provision of these services by third parties on our behalf, which we refer to as development oversight services, the acquisition fee, which we refer to as the development acquisition fee, will equal up to 4.0% of total project cost, including debt, whether borrowed or assumed (or our proportional interest therein with respect to real properties held in joint ventures or co-ownership arrangements). If the Advisor engages a third party to provide development services directly to us, the third party will be compensated directly by us and the Advisor will receive the development acquisition fee if it provides the development oversight services.

Asset Management Fees – the Advisor

For all assets acquired, the asset management fee will consist of (i) a monthly fee of one-twelfth of 0.80% of the aggregate cost (including debt, whether borrowed or assumed, and before non-cash reserves and depreciation) of each real property asset within our portfolio (or our proportional interest therein with respect to real property held in joint ventures, co-ownership arrangements or real estate-related entities in which we own a majority economic interest or that we consolidate for financial reporting purposes in accordance with GAAP); provided, that the monthly asset management fee with respect to each real property asset located outside the U.S. that we own, directly or indirectly, will be one-twelfth of 1.20% of the aggregate cost (including debt, whether borrowed or assumed, and before non-cash reserves and depreciation) of such real property asset, (ii) a monthly fee of one-twelfth of 0.80% of the aggregate cost or investment (before non-cash reserves and depreciation, as applicable) of any interest in any other real estate-related entity or any type of debt investment or other investment, and (iii) with respect to a disposition, a fee equal to 2.5% of the total consideration paid in connection with the disposition, calculated in accordance with the terms of the Advisory Agreement. The term “disposition” shall include (a) a sale of one or more assets, (b) a sale of one or more assets effectuated either directly or indirectly through the sale of any entity owning such assets, including, without limitation, us or the Operating Partnership, (c) a sale, merger, or other transaction in which the stockholders either receive, or have the option to receive, cash, securities redeemable for cash, and/or securities of a publicly traded company, or (d) a listing of our common stock on a national securities exchange or the receipt by our stockholders of securities that are listed on a national securities exchange in exchange for our common stock.

2. The following supersedes and replaces the second sentence in the section titled “Prospectus Summary – The Advisor” on page 15 of the Prospectus:

We have entered into a third amended and restated advisory agreement with the Advisor, dated August 14, 2015, which we refer to as the “Advisory Agreement,” pursuant to which the Advisor manages our day-to-day operating and acquisition activities and implements our investment strategy.

3. The following supersedes and replaces footnote 6 to the “Estimated Use of Proceeds” table on page 72 of the Prospectus:

(6)	Acquisition fees are defined generally as fees and commissions paid by any party to any person in connection with (i) the purchase, whether directly or indirectly, or the development, construction, or improvement of real properties or (ii) the origination or acquisition of debt or other investments. Acquisition fees are payable to the Advisor in connection with the acquisition of real property, and will vary depending on whether the Advisor provides development services or development oversight services, each as described below, in connection with the acquisition (including, but not limited to, forward commitment acquisitions) or stabilization (including, but not limited to, development and value add transactions) of such real property, or both. We refer to such properties for which the Advisor provides development services or development oversight services as development real properties. For each real property acquired for which the Advisor does not provide development services or development oversight services, the acquisition fee is an amount equal to 2.0% of the total purchase price of the properties acquired (or our proportional interest therein), including in all instances real property held in joint ventures or co-ownership arrangements. In connection with providing services related to the development, construction, improvement or stabilization, including customer improvements, of development real properties, which we refer to collectively as development services, or overseeing the provision of these services by third parties on our behalf, which we refer to as development oversight services, the acquisition fee, which we refer to as the development acquisition fee, will equal up to 4.0% of total project cost, including debt, whether borrowed or assumed (or our proportional interest therein with respect to real properties held in joint ventures or co-ownership arrangements). If the Advisor engages a third party to provide development services directly to us, the third party will be compensated directly by us and the Advisor will receive the development acquisition fee if it provides the development oversight services. For an acquisition of an interest in a real estate related entity, the acquisition fee will equal (i) 1.0% of our proportionate share of the purchase price of the property owned by any real estate-related entity in which we acquire a majority economic interest or that we consolidate for financial reporting purposes in accordance with GAAP, and (ii) 1.0% of the purchase price in connection with the acquisition of an interest in any other real estate-related entity. Additionally, the Advisor is entitled to receive an acquisition fee of 1.0% of the purchase price, including any third-party expenses related to such investment in connection with the acquisition or origination of any type of debt investment or other investment.

4. The following supersedes and replaces the second sentence of the paragraph in the section titled “The Advisor and the Advisory Agreement – General” on page 110 of the Prospectus:

We, the Operating Partnership and the Advisor are parties to a third amended and restated advisory agreement, dated as of August 14, 2015, which we refer to herein as the Advisory Agreement.

5. The following supersedes and replaces the first sentence in the section titled “The Advisor and the Advisory Agreement – The Advisory Agreement” on page 114 of the Prospectus.”

The term of the Advisory Agreement ends August 14, 2016, subject to renewals by our board of directors for an unlimited number of successive one-year periods.

F. Declaration of Distribution Rate on Class T Shares and an Increase in Distribution Rate on Class A Shares

The following information should be read in conjunction with the disclosure contained in the “Prospectus Summary – Distributions” section beginning on page 16 of the Prospectus, the “Risk Factors – Risks Related to Investing in this Offering – We may have difficulty funding our distributions with funds provided by cash flows from operating activities . . .” section beginning on page 31 of the Prospectus and the “Description of Capital Stock – Distributions” section beginning on page 148 of the Prospectus:

Our board of directors has authorized daily cash distributions to all common stockholders of record as of the close of business on each day of the fourth quarter of 2015 at a quarterly rate of $0.13515 per Class A share of common stock and $0.13515 per Class T share of common stock less the distribution fees that are payable with respect to such Class T shares (as calculated on a daily basis). This distribution rate represents an increase of $0.01015 per share with respect to the Class A shares, or 8.1%, compared to our quarterly cash distribution rate of $0.1250 per Class A share for the first, second and third quarters of 2015. Until the post-effective amendment to our registration statement is declared effective, which we anticipate will occur on or around August 19, 2015, we will not be offering Class T shares of our common stock.

G. Expense Support Agreement

The following supersedes and replaces the description of the Expense Support Agreement on pages 10 and 126 of the Prospectus under the heading “Expense Support Agreement” under the sections titled “Prospectus Summary – Compensation to the Advisor and its Affiliates” and “Management Compensation,” respectively.

Expense Support Agreement

On October 24, 2013, we entered into an Expense Support and Conditional Reimbursement Agreement, with the Operating Partnership and the Advisor, which was in effect for each quarter between October 1, 2013 and June 30, 2014. Effective as of July 1, 2014, we, the Operating Partnership, and the Advisor entered into an Amended and Restated Expense Support and Conditional Reimbursement Agreement in order to extend the term of the agreement through June 30, 2015 and to amend the definition of “Baseline Distributions” in connection with the previously announced increase in the quarterly cash distribution rate for the third quarter of 2014 from $0.11250 per share to $0.11875 per share.

Effective October 1, 2014, we entered into a Second Amended and Restated Expense Support and Conditional Reimbursement Agreement, as amended to date, which we refer to herein as the “Second Amended and Restated Expense Support Agreement,” with the Operating Partnership and the Advisor, in order to amend the definition of “Baseline Distributions” in connection with the previously announced increase in the quarterly cash distribution rate for the fourth quarter of 2014 from $0.11875 per share to $0.1250 per share. Under the Second Amended and Restated Expense Support Agreement, for each quarter in the period from October 1, 2014 through June 30, 2016, “Baseline Distributions” are equal to the aggregate cash distributions that would have been declared for such quarter assuming daily distributions at the quarterly rate of $0.1250 per share of common stock.

On August 14, 2015, we entered into the Third Amended and Restated Waiver and Expense Support Agreement, or the “Expense Support Agreement,” with the Operating Partnership and the Advisor pursuant to which, effective for the third quarter of 2015 through June 30, 2018, the Advisor has agreed to waive payment of all or a portion of the asset management fee otherwise payable to it pursuant to the Advisory Agreement if the Company’s company-defined funds from operations, as disclosed in each of the Company’s quarterly and annual reports, or “CDFFO,” for a particular quarter is less than the Baseline Distributions for such quarter. Under the Expense Support Agreement, for the period from the third quarter of 2015 through June 30, 2018, “Baseline Distributions” means the aggregate cash distributions that are declared on our common stock in accordance with the quarterly distribution rate as determined by our board of directors for such quarter; provided that for purposes of calculating the amount of payment by the Advisor pursuant to the Expense Support Agreement such amount will not exceed the amount that would have been declared on shares of our common stock assuming a quarterly distribution rate of $0.13515 per share. For the first two quarters of 2015, “Baseline Distributions” means the aggregate cash distributions that would have been declared on shares of our common stock assuming a quarterly distribution rate of $0.1250 per share. The amount of the asset management fee that will be waived for a particular quarter, if any, will equal the lesser of (i) the difference between the CDFFO and Baseline Distributions for such quarter and (ii) the entire asset management fee payable to the Advisor pursuant to the Amended and Restated Advisory Agreement. Starting with the third quarter of 2015, the Advisor will not be entitled to reimbursement for any amount of asset management fee waived pursuant to the Expense Support Agreement.

In addition, beginning with the third quarter of 2015 and ending upon the termination or expiration of the Expense Support Agreement, if, in a given calendar quarter, our CDFFO is less than the Baseline Distributions for such quarter, and the waived asset management fee is not sufficient to satisfy the shortfall for such quarter, or a “Deficiency,” the Advisor will be required to fund certain expenses of us or the Operating Partnership in an amount equal to such Deficiency. Starting with the third quarter of 2015, the Advisor is not entitled to reimbursement of any payments made with respect to funds it contributes to cover a Deficiency. The Expense Support Agreement will govern all waivers and payments made by the Advisor with respect to the third quarter of 2015 through the second quarter of 2018. The Advisor will still be entitled to reimbursement of amounts owed to it by us pursuant to the Second Amended and Restated Expense Support Agreement (and all prior versions thereof) in accordance with the terms thereof.

For the period beginning with the third quarter of 2015 and terminating on the earlier of the expiration or termination of the Expense Support Agreement, in no event will the aggregate of the waived asset management fee and the Deficiency support payment, when added to all amounts deferred or paid by the Advisor prior to August 14, 2015 under the Second Amended and Restated Expense Support Agreement (and all prior versions thereof) (approximately $5.4 million), exceed $30.0 million, or the “Maximum Amount.”

Although the Expense Support Agreement has an effective term through June 30, 2018, it may be terminated prior thereto without cause or penalty by a majority of our independent directors upon 30 days’ written notice to the Advisor. In addition, the Advisor’s obligations under the Expense Support Agreement will immediately terminate upon the earlier to occur of (i) the termination or non-renewal of the Advisory Agreement, (ii) the delivery by us of notice to the Advisor of our intention to terminate or not renew the Advisory Agreement, (iii) our completion of a Liquidity Event or (iv) the time the Advisor has deferred, waived or paid the Maximum Amount. Except with respect to the early termination events described above, any obligation of the Advisor to make payments under the Expense Support Agreement with respect to the calendar quarter ending June 30, 2018 will remain operative and in full force and effect through the end of such quarter.